UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                          Catalyst Lighting Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    14887U201
--------------------------------------------------------------------------------
                                 (CUSIP Number)


   Eugene Grin                                       with a copy to:
   Principal                                         Steven E. Siesser, Esq.
   Laurus Capital Management, LLC                    Lowenstein Sandler PC
   335 Madison Avenue, 10th Floor                    1251 Avenue of the Americas
   New York, New York 10017                          New York, New York
   (212) 541-5800                                    (212) 204-8688
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 5, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     14887U201
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  Laurus Master Fund, Ltd.

     I.R.S. Identification Nos. of above persons (entities only): 98-0337673

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Cayman Islands

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        1,108,172*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   1,108,172*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      1,108,172*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      25.6%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  CO

--------------------------------------------------------------------------------
*Based on 4,331,131 shares of the common stock, par value $0.0001 per share (the "Shares"), outstanding of Catalyst Lighting Group, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's General Form for Registration of Securities of Small Business Issuers on Form 10-SB, as amended. As of February 5, 2008, Laurus Master Fund, Ltd., a Cayman Islands limited company (the "Fund"), held 1,108,172 Shares. The Fund is managed by Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"). Eugene Grin and David Grin (together with the Fund and LCM, the "Filing Parties"), through other entities, are the controlling principals of LCM and share sole voting and investment power over all securities of the Company held by the Fund. Thus, as of February 5, 2008, for the purposes of Reg. Section 240.13d-3, the Filing Parties may be deemed to beneficially own 1,108,172 Shares, or 25.6% of the Shares deemed issued and outstanding as of that date. Each of LCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Fund except to the extent of such person's pecuniary interest in the Fund, if any. The filing of this statement shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

Cusip No.     14887U201
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  Laurus Capital Management, LLC

     I.R.S. Identification Nos. of above persons (entities only): 13-4150669

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Delaware

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        1,108,172*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   1,108,172*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      1,108,172*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      25.6%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  OO

--------------------------------------------------------------------------------
*Based on 4,331,131 shares of the common stock, par value $0.0001 per share (the "Shares"), outstanding of Catalyst Lighting Group, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's General Form for Registration of Securities of Small Business Issuers on Form 10-SB, as amended. As of February 5, 2008, Laurus Master Fund, Ltd., a Cayman Islands limited company (the "Fund"), held 1,108,172 Shares. The Fund is managed by Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"). Eugene Grin and David Grin (together with the Fund and LCM, the "Filing Parties"), through other entities, are the controlling principals of LCM and share sole voting and investment power over all securities of the Company held by the Fund. Thus, as of February 5, 2008, for the purposes of Reg. Section 240.13d-3, the Filing Parties may be deemed to beneficially own 1,108,172 Shares, or 25.6% of the Shares deemed issued and outstanding as of that date. Each of LCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Fund except to the extent of such person's pecuniary interest in the Fund, if any. The filing of this statement shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

Cusip No.     14887U201
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  David Grin

     I.R.S. Identification Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Israel

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        1,108,172*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   1,108,172*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      1,108,172*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      25.6%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------
*Based on 4,331,131 shares of the common stock, par value $0.0001 per share (the "Shares"), outstanding of Catalyst Lighting Group, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's General Form for Registration of Securities of Small Business Issuers on Form 10-SB, as amended. As of February 5, 2008, Laurus Master Fund, Ltd., a Cayman Islands limited company (the "Fund"), held 1,108,172 Shares. The Fund is managed by Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"). Eugene Grin and David Grin (together with the Fund and LCM, the "Filing Parties"), through other entities, are the controlling principals of LCM and share sole voting and investment power over all securities of the Company held by the Fund. Thus, as of February 5, 2008, for the purposes of Reg. Section 240.13d-3, the Filing Parties may be deemed to beneficially own 1,108,172 Shares, or 25.6% of the Shares deemed issued and outstanding as of that date. Each of LCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Fund except to the extent of such person's pecuniary interest in the Fund, if any. The filing of this statement shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

Cusip No.     14887U201
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  Eugene Grin

     I.R.S. Identification Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   United States

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        1,108,172*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   1,108,172*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      1,108,172*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [ ]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      25.6%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------
*Based on 4,331,131 shares of the common stock, par value $0.0001 per share (the "Shares"), outstanding of Catalyst Lighting Group, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's General Form for Registration of Securities of Small Business Issuers on Form 10-SB, as amended. As of February 5, 2008, Laurus Master Fund, Ltd., a Cayman Islands limited company (the "Fund"), held 1,108,172 Shares. The Fund is managed by Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"). Eugene Grin and David Grin (together with the Fund and LCM, the "Filing Parties"), through other entities, are the controlling principals of LCM and share sole voting and investment power over all securities of the Company held by the Fund. Thus, as of February 5, 2008, for the purposes of Reg. Section 240.13d-3, the Filing Parties may be deemed to beneficially own 1,108,172 Shares, or 25.6% of the Shares deemed issued and outstanding as of that date. Each of LCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Fund except to the extent of such person's pecuniary interest in the Fund, if any. The filing of this statement shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the "Shares"), of Catalyst Lighting Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 190 Lakeview Way, Vero Beach, Florida 32963.


Item 2.   Identity and Background.
          -----------------------

          The name of the person filing this statement is Laurus Master Fund, Ltd., a Cayman Islands limited company (the "Fund"). This Schedule 13D is also filed on behalf of (i) Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"), (ii) David Grin and (iii) Eugene Grin (together with David Grin, the Fund and LCM, the "Filing Parties"). The Fund is managed by LCM. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and share sole voting and investment power over all securities of the Company held by the Fund.

          The Fund invests in, among other things, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. The principal office of each of the Filing Parties is located at 335 Madison Avenue, 10th Floor, New York, New York 10017. David Grin is a citizen of Israel. Eugene Grin is a citizen of the United States.

          During the past five years, none of the Filing Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Filing Parties was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          This filing is being made as a result of the effectiveness of the Company's registration statement on Form 10-SB on February 5, 2008. The Fund acquired the securities of the Company described herein in full satisfaction of all obligations and liabilities of the Company owed to the Fund pursuant to that certain Settlement and Release Agreement entered into and dated effective as of the 22nd day of August, 2007 by and between the Fund and the Company.


Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of securities referred to in Item 5 is for investment purposes. The Filing Parties have no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based on the Company's General Form for Registration of Securities of Small Business Issuers on Form 10-SB, as amended, there were 4,331,131 Shares deemed outstanding as of February 5, 2008. As of February 5, 2008, the Fund held 1,108,172 Shares. The Fund is managed by LCM. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and share sole voting and investment power over all securities of the Company held by the Fund. Thus, as of February 5, 2008, for the purposes of Reg. Section 240.13d-3, the Filing Parties may be deemed to beneficially own 1,108,172 Shares, or 25.6% of the Shares deemed issued and outstanding as of that date. Each of LCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Fund except to the extent of such person's pecuniary interest in the Fund, if any. The filing of this statement shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

          None of the Filing Parties has effected any transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, during the sixty (60) days on or prior to February 5, 2008.

          Except as set forth above, no other Shares or securities convertible into, exercisable for or exchangeable for Shares are owned, beneficially or otherwise, by the Filing Parties.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Except as described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between a Filing Party and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Appendix A      Joint filing Agreement, dated as of February 15, 2008,
                          by and among the Filing Parties.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 15, 2008

LAURUS MASTER FUND, LTD.


/s/ Eugene Grin
--------------------------------------
    Eugene Grin
    Director



LAURUS CAPITAL MANAGEMENT, LLC,
individually and as investment manager


/s/ Eugene Grin
--------------------------------------
    Eugene Grin
    Authorized Signatory


/s/ David Grin
--------------------------------------
    David Grin


/s/ Eugene Grin
--------------------------------------
    Eugene Grin



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   APPENDIX A

Each of Laurus Master Fund, Ltd., Laurus Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13D to which this Appendix A is attached is filed on behalf of each of them, respectively.


LAURUS MASTER FUND, LTD.



/s/ Eugene Grin
--------------------------------------
    Eugene Grin
    Director



LAURUS CAPITAL MANAGEMENT, LLC,
individually and as investment manager


/s/ Eugene Grin
--------------------------------------
    Eugene Grin
    Authorized Signatory


/s/ David Grin
--------------------------------------
    David Grin


/s/ Eugene Grin
--------------------------------------
    Eugene Grin